                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. )

                           Laurel Capital Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   518629 10 0
                                 (CUSIP Number)

                                  June 13, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13G
CUSIP No.  518629 10 0

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Washburne Capital Management, LLC
          13-3951858

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [ ]
          (b) [X]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

          NUMBER OF        5) SOLE VOTING POWER
          SHARES              54,066
          BENEFICIALLY     6) SHARED VOTING POWER
          OWNED BY            0
          EACH             7) SOLE DISPOSITIVE POWER
          REPORTING           117,535
          PERSON WITH      8) SHARED DISPOSITIVE POWER
                              0
9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          117,535

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.9

12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO

Item 1(a)   Name of Issuer:

            Laurel Capital Group, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            2724 Harts Run Road
            Allison Park, Pennsylvania 15101

Item 2(a)   Name of Person Filing:

            Washburne Capital Management, LLC ("Washburne").

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            The principal business office for Washburne is located at 230
            Park Avenue, Suite 925, New York, New York 10169

Item 2(c)   Citizenship:

            Washburne is organized under the laws of the State of
            Delaware.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number:

            518629 10 0

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

      (a)   [ ] Broker or dealer registered under section 15 of the Act (15
            U.S.C. 78o).

      (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   [ ] Insurance company as defined in section 3(a) (19) of the Act (15
            U.S.C. 78c).

      (d)   [ ] Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [ ] An Investment adviser in accordance with section 240.13d-1 (b)
            (1) (ii) (E);

      (f)   [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1 (ii) (F);

      (g)   [ ] A parent holding company or control person in accordance with section 240.13d-1 (b) (ii) (G);

      (h)   [ ] A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

      (i)   [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company
            Act of 1940 (15 U.S.C. 80a-3);

      (j)   [ ] Group, in accordance with section 240.13d-1 (b) (1) (ii) (J).

Item 4. Ownership

      (a)   Amount beneficially owned:

                  117,535

      (b)   Percentage of class:

                  5.9

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote:

                  54,066

            (ii)  Shared power to vote or to direct the vote:

                  0

            (iii) Sole power to dispose or direct the disposition of:

                  117,535

            (iv)  Shared power to dispose or direct the disposition of:

                  0

           Washburne serves as investment manager to certain funds and separate accounts. These funds and accounts are the "Funds." In its role as an investment manager, Washburne possesses the investment and/or voting power over the securities of the Issuer described above in this schedule that are owned by the
Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. Washburne disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section
13(d) of the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company or Control
         Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2006

                                            WASHBURNE CAPITAL MANAGEMENT, LLC

                                            By: /s/ Seth P. Washburne
                                                -----------------------------
                                                Seth P. Washburne
                                                Manager